SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

EXCERPT OF THE MINUTES OF ORDINARY MEETING OF THE BOARD OF DIRECTORS OF
COMPANHIA SIDERÚRGICA NACIONAL, HELD ON
MARCH 27, 2006, DRAWN UP IN SUMMARIZED FORMAT.

NIRE: 33300011595

1.	Date:	March 27, 2006.

2.	Time:	2 p.m.

3.	Place:	Av. Brigadeiro Faria Lima, n. 3400 – 20th floor.

4. Attendees: Benjamin Steinbruch (Chairman), Jacks Rabinovich, Antonio Francisco dos Santos, Dionísio Dias Carneiro Netto, Fernando Perrone, Darc Antonio da Luz Costa and Claudia Maria Sarti (Secretary of the Meeting).

6. Agenda: 6.1 – Election and reelection of Executive Officers – The Board of Directors approved, by unanimous vote of the presents, in accordance with the provisions of Article 17, item III, of the By-laws, the election of Mr. ISAAC POPOUTCHI, Brazilian citizen, married, architect, bearer of the identity card RG n. 4.134.199 and enrolled with the Individual Taxpayers Registry of the Ministry of Finance under n. 243.397.683 -04, with business address in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima, n. 3400, 20th floor, as Executive Officer in charge of the institutional area, and of Mr. JULIANO DE OLIVEIRA, Brazilian citizen, divorced, geologist, bearer of the identity card RG n. 7.586.633 and enrolled with the Individual Taxpayers Registry of the Ministry of Finance under n. 733.665.958 -68, with business address in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima, n. 3400, 20th floor, as Executive Officer in charge of the affiliate companies, both with term of office of 2 (two) years, counting as of this date, being ratified any and all acts performed by them on behalf of the Company until this date. The Board of Directors also approved the reelection of Mr. MARCOS MARINHO LUTZ, Brazilian citizen, married, naval engineer, bearer of the identity card RG n. 15649492-9 and enrolled with the Individual Taxpayers Registry of the Ministry of Finance under n. 147.274.178 -12, with business address in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima, n. 3400, 20th floor, as Executive Officer in charge of infrastructure and energy area, with term of office of 2 (two) years, counting as of this date. The Officers hereby elected, attending the meeting, declare that they are not subject to the impediments set forth in Article 147 of Law 6,404/76, amended by Law 10,303/01, and in the Instruction CVM n. 367/02; 6.1.1 – Redefinition of Executive Officers Attributions – The attributions/activity areas of the Executive Officers were defined as follows: (i) Mr. BENJAMIN STEINBRUCH as Chief Executive Officer, including financial area and cumulatively performing the position of Investor Relations Officer; (ii) Mr. MARCOS MARINHO LUTZ as Executive Officer in charge of infrastructure and energy areas; (iii) Mr. ENÉAS GARCIA DINIZ as Executive Officer in charge of production area; (iv) Mr. PEDRO FELIPE BORGES NETO as Executive Officer in charge of supply and corporate areas; (v) Mr. ISAAC POPOUTCHI as Executive Officer in charge of the institutional area; (vi) Mr. JULIANO DE OLIVEIRA as Executive Officer in charge of the affiliate companies; 6.6 – Slab Production Mill – The Board of Directors approved unanimously the investments of up to US$ 3.6 billion in a 4-year period starting on the contracting date, to enable the production of 6 million tones of additional slabs per year, with installation of four blast-furnaces with 1.5Mt/year each. The first two blast furnaces will be located in Itaguaí, State of Rio de Janeiro, totaling 3Mt/year, and the location of the other two blast furnaces will be defined in a timely manner. These investments are subject to the approval of the adequate financing conditions. The Board of Directors authorizes the Executive Board to take the required actions to enable these investments approved; 6.7 – Casa de Pedra – Mr. Juarez Saliba de Avelar presented, facing the new iron ore production level of 53 million tonnes in 2011, the review of “CSN Iron Ore Project” and recommended the implementation of a new model that encompasses the expansion of Casa de Pedra Mine, of TECAR, as well as the setting up of the second Pellet Unit. The Board of Directors unanimously approved the review of “CSN Iron Ore Project”, as well as the expected investments of up to one billion, five hundred twenty three million dollars (US$ 1,523,000,000.00) considering the exchange rate of R$2.46 per US$ for the 2004 – 2010 (including the latter) period; 6.7.1 – The Board of Directors approved the hiring of a financial institution to carry out study for the an economic valuation of the Casa de Pedra expansion project, and for a possible sale of a minor interest in the project through a public or private transaction; 6.11 – Branch – The Board of Directors approved, by unanimous vote of the presents, the change of the address of the branch of the Company located in Camaçari - BA from: Avenida Henry Ford, Prédio CSN – CPI 4437 – COPEC – Camaçari – BA – CEP 42.810 -000, to: Rua do Alumínio s/n –lotes 1 a 6 quadra II, parte – Polo de Apoio – Bairro Ponto Certo – Camaçari – BA - CEP 42801-170. The Executive Board is authorized to take all required actions with the corresponding authorities to implement the decision made. I certify that the decisions herein drawn up are accurate copy of the original minutes filed with the head offices of the Company.

COMPANHIA SIDERÚRGICA NACIONAL

Claudia Maria Sarti
Secretary of the Meeting

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2006

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Acting Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.